SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
AMDL, INC.
(Name of Issuer)
COMMON STOCK, $0.001 par value per share
(Title of Class of Securities)
00167K 50 0
(CUSIP Number)
Frank Zheng, President
Jade Capital Group Limited
Room 1502, 15/F Wing on House
71 Des Voeux Road
Central Hong Kong
00852-252-19012

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 6, 2006
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00167K 50 0

1	NAME OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Jade Capital Group Limited (No IRS EIN)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		1,248,900

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,248,900

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,248,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.2%

14	TYPE OF REPORTING PERSON:

	Jade Capital Group Limited CO

CUSIP No.	00167K 50 0

1	NAME OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Fang Zheng

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Chinese

	7	SOLE VOTING POWER:

NUMBER OF		820,000*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,248,900

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		820,000*

WITH	10	SHARED DISPOSITIVE POWER:

1,248,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,068,900**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.9%

14	TYPE OF REPORTING PERSON:

Frank Zheng IN

*	includes options to purchase 220,000 shares

**	includes 1,248,900 shares held in the name of Jade Capital Group Limited

CUSIP No.	00167K 50 0

1	NAME OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Minghui Jia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Hong Kong

	7	SOLE VOTING POWER:

NUMBER OF		820,000*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,248,900

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		820,000*

WITH	10	SHARED DISPOSITIVE POWER:

1,248,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,068,900**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.9%

14	TYPE OF REPORTING PERSON:

Minghui Jia IN

*	includes options to purchase 220,000 shares

**	includes 1,248,900 shares held in the name of Jade Capital Group Limited

INTRODUCTORY NOTE

Item 1.	Security and Issuer
     $0.001 par value common stock of AMDL, Inc., 2492 Walnut Avenue, Suite 100, Tustin, California 92780.

Item 2.	Identity and Background.
     (a) – (c) The name, address and occupation of each of the persons (each, a “Reporting Person”) filing this statement are:
Jade Capital Group Limited, Room 1502, 15/F Wing on House, 71 Des Voeux Road, Central Hong Kong
Fang Zheng, Room 1502, 15/F Wing on House, 71 Des Voeux Road, Central Hong Kong
Minghui Jia, Room 1502, 15/F Wing on House, 71 Des Voeux Road, Central Hong Kong
     Jade Capital Group Limited is a British Virgin Islands corporation. Fang Zheng and Minghui Jia are individuals and are the principal officers, directors and shareholders of Jade Capital Group Limited.
     (d) During the last five years, each of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, each of the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Fang Zheng and Minghui Jia are Chinese citizens and Jade Capital Group Limited was incorporated under the laws of the British Virgin Islands.

Item 3.	Source and Amount of Funds or Other Consideration.
     Jade Capital Group Limited sold its wholly-owned subsidiary, Jade Pharmaceutical Inc., to AMDL, Inc. on September 28, 2006. The shares and options were issued as consideration therefor.

Item 4.	Purpose of Transaction.
     See Item 3 above. In addition, as a condition to the closing of the sale of Jade Pharmaceutical Inc. to AMDL, Inc., Minghui Jia was appointed as a director of AMDL, Inc.

Item 5.	Interest in Securities of the Issuer.
     As a result of the transactions described in Item 3 above, shares of AMDL, Inc. common stock and options to purchase shares of AMDL, Inc. common stock were issued to the following persons:

Jade Capital Group Limited	1,248,900 shares
Fang Zheng	600,000 shares
Minghui Jia	600,000 shares
Fang Zheng	Options to purchase 220,000 shares
Minghui Jia	Options to purchase 220,000 shares

     As Messrs. Zheng and Jia are the officers and directors of Jade Capital Group Limited, they are each deemed to have voting and dispositve power over the 1,248,900 shares issued in the name of Jade Capital Group Limited.
     Mr. Fang Zheng disclaims voting or dispositive power over the shares and options issued in the name of Mr. Jia and Mr. Jia disclaims voting or dispositive power over the shares issued in the name of Mr. Zheng.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Jade Capital Group Limited and Messrs. Zheng and Jia have indicated they intend to vote all securities in their individual names for directors or other proposals in the same manner, but no formal written or oral agreement exists pertaining thereto.

Item 7.	Materials to be Filed as Exhibits.
     None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REPORTING PERSON:
Date: October 10, 2006	By:	/s/ Fang Zheng
Fang Zheng, President of Jade Capital Group Limited

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REPORTING PERSON:
Date: October 10, 2006	By:	/s/ Fang Zheng
Fang Zheng, Individually

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REPORTING PERSON:
Date: October 10, 2006	By:	/s/Minghui Jia
Minghui Jia, Individually

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)